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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4360 Brownsboro Road, Suite 115
(No. and Street)

Louisville	KY	40207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan P. O'Connor (502) 238-7743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley LLP
(Name – *if individual, state last, first, middle name*)

462 S 4th Street #2600	Louisville	KY	40202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DEB

OATH OR AFFIRMATION

I, Ryan P. O'Connor, swe r (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities Corporation, as of September 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Patricia B. Hughes
Notary Public, ID No. 563753
State at Large, Kentucky
My Commission Expires 8/25/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Consolidated Financial Statements and Supplementary Information
September 30, 2017 and 2016

Table of Contents

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY

Consolidated Financial Statements

September 30, 2017 and 2016

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Kentucky Securities Corporation

We have audited the accompanying consolidated statements of financial condition of First Kentucky Securities Corporation and subsidiary (collectively "the Company") as of September 30, 2017 and 2016, and the related consolidated statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Kentucky Securities Corporation and subsidiary as of September 30, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Mountjoy Chilton Medley LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

Kentucky
Indiana
Ohio

Report of Independent Registered Public Accounting Firm (Continued)

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audits of First Kentucky Securities Corporation and subsidiary's consolidated financial statements. The supplemental information is the responsibility of First Kentucky Securities Corporation and subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
November 29, 2017

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Consolidated Statements of Financial Condition
September 30, 2017 and 2016

	2017	2016
ASSETS		
Current Assets		
Cash and cash equivalents	$ 401,758	$ 137,845
Accounts receivable	41,169	218,458
Securities held in inventory	338,570	856,307
Prepaid expenses and other	4,155	2,497
Deposit held with clearing house	100,000	100,000
Total current assets	885,652	1,315,107
Property and equipment, net	-	48,567
Other Non-current Assets		
Intangible asset, net	47,600	71,400
Total other non-current assets	47,600	119,967
Total assets	$ 933,252	$ 1,435,074
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Note payable	$ 215,963	$ 741,955
Accounts payable	34,929	31,104
Income taxes payable	-	15,000
Accrued liabilities	78,016	68,450
Total current liabilities	328,908	856,509
Stockholders' Equity		
Common stock, $500 par value, 200 shares authorized 159 and 156 issued and outstanding	79,500	78,000
Additional paid-in capital	257,903	248,276
Retained earnings	266,941	252,289
Total stockholders' equity	604,344	578,565
Total liabilities and stockholders' equity	$ 933,252	$ 1,435,074

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Consolidated Statements of Income
September 30, 2017 and 2016

	2017	2016
Revenues		
Advisory fees	$ 72,168	$ 203,711
Commissions	3,134,102	3,053,257
Consulting fees	18,000	23,350
Designated sales	78,335	164,494
Fiscal agent fees, net	95,380	62,374
Handling fees	29,543	28,166
Interest	35,802	32,498
Managed account fees, net	1,625,777	1,559,235
Miscellaneous	38,991	35,182
Rental	-	3,150
Trading account gains (losses), net	(22,586)	87,150
Underwriting, net	190,492	167,939
Total Revenues	$ 5,296,004	$ 5,420,506

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Consolidated Statements of Income (continued)
September 30, 2017 and 2016

	2017	2016
Expenses		
Advertising	$ 19,669	$ 26,717
Amortization	23,800	23,800
Bank charges	420	395
Employee benefits	175,536	163,320
Charge-offs (collections)	(633)	11,008
Clearing fees	182,148	185,755
Contract labor	73,722	227,514
Correspondent fees	1,586	2,384
Depreciation	48,567	-
Donations	10,877	18,841
Dues and subscriptions	55,429	24,347
Employee and customer relations	49,201	37,047
Equipment rental	12,535	12,569
Information systems	145,952	181,854
Insurance	9,692	8,868
Interest	15,183	8,071
Legal	35,864	-
Licenses and registrations	42,502	12,975
Managed account expense	49,783	46,050
Miscellaneous	13,196	43,506
Office supplies	23,409	43,740
Penalties	3,471	8,857
Postage and shipping	10,143	8,911
Professional fees	27,992	40,969
Regulatory fees	33,620	68,047
Rent	198,321	194,932
Retirement	111,892	110,938
Salaries, commissions, and related taxes	3,770,149	3,718,849
Taxes and licenses	-	1,152
Telephone and internet access	18,040	23,592
Training	3,579	3,521
Travel	18,794	21,358
Underwriting expenses	6,311	389
Utilities	14,662	11,782
Total Expenses	5,205,412	5,292,058
Net Income before Income Taxes	90,592	128,448
Income Tax Expense	28,240	38,938
Net income	$ 62,352	$ 89,510

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity
September 30, 2017 and 2016

	Common Stock				
	Number of Shares	Amount	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance at September 30, 2015	156	$ 78,000	$ 248,276	$ 279,779	$ 606,055
Dividends paid	-	-	-	(117,000)	(117,000)
Net income	-	-	-	89,510	89,510
Balance at September 30, 2016	156	78,000	248,276	252,289	578,565
Dividends paid	-	-	-	(47,700)	(47,700)
Issuance of common stock	3	1,500	9,627	-	11,127
Net income	-	-	-	62,352	62,352
Balance at September 30, 2017	159	$ 79,500	$ 257,903	$ 266,941	$ 604,344

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Consolidated Statements of Changes in Liabilities Subordinated to Claims of General Creditors
September 30, 2017 and 2016

	2017	2016
Statement of Changes in Subrodinate Liabilities		
Subordinated liabilities at beginning of year	$ -	$ -
Increase in liabilities	-	-
Decrease in liabilities	-	-
Subordinated liabilities at end of year	$ -	$ -

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended September 30, 2017 and 2016

	2017	2016
Net income	$ 62,352	$ 89,510
Adjustments to reconcile net income to net cash		
flows from operating activities		
Depreciation	48,567	-
Amortization	23,800	23,800
Change in assets and liabilities		
Decrease (increase) in assets:		
Accounts receivable	177,289	(1,044)
Income tax receivable	-	15,151
Securities held in inventory	517,737	(425,017)
Prepaid expenses and other	(1,658)	384
Increase (decrease) liabilities:		
Accounts payable	3,825	9,775
Income taxes payable	(15,000)	10,526
Accrued liabilities	9,566	8,722
Net cash flows from operating activities	826,478	(268,193)
Cash Flows From Investing Activities		
Purchase of property and equipment	-	(10,828)
Net cash flows from investing activities	-	(10,828)
Cash Flows From Financing Activities		
Dividends paid	(47,700)	(117,000)
Issuance of common stock	11,127	-
Note payable proceeds (payments), net	(525,992)	453,597
Net cash flows from financing activities	(562,565)	336,597
Net change in cash and cash equivalents	263,913	57,576
Cash and cash equivalents at beginning of year	137,845	80,269
Cash and cash equivalents at end of year	$ 401,758	$ 137,845
Supplemental Disclosure		
Cash paid during the year for interest	$ 15,183	$ 8,071
Fair value of common stock issuance	$ 11,127	$ -

See accompanying notes.

NOTE 1 – NATURE OF ORGANIZATION AND OPERATIONS

First Kentucky Securities Corporation and Subsidiary ("the Company"), a Kentucky C-corporation, is a full service broker-dealer with offices in Lexington and Louisville, Kentucky. The Company is registered as a securities broker-dealer and registered investment advisor under the Securities Exchange Act of 1934, and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company specializes in providing financial advisory services to public entities and in the trading and underwriting of Kentucky tax free municipal bonds.

First Kentucky Securities Corporation's wholly owned subsidiary, First Credit Advisors, Inc. provides consulting and advisory services to institutions in states other than Kentucky. The subsidiary had limited activity in fiscal years 2017 and 2016, respectively.

The consolidated financial statements for the fiscal years ended September 30, 2017 and 2016 include all the transactions for First Kentucky Securities Corporation and First Credit Advisors. All significant intercompany transactions and balances have been eliminated in consolidation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The consolidated financial statements of the Company are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC"), as produced by the Financial Accounting Standards Board ("FASB"), is the sole source of authoritative GAAP.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Revenue Recognition and Accounts Receivable - The Company's securities transactions and the related profit or loss are recorded on a trade date basis. Revenues and fees from advisory, consulting, account management and other income are recognized when the related service has been performed by the Company.

The Company uses an independent broker-dealer to serve as their clearing house and customer account record keeper. This broker-dealer processes and settles all of the Company's transactions with the national exchanges. As a result, from time-to-time, the Company will have amounts owed to it from this broker/dealer for commissions and fees earned. As of September 30, 2017 and 2016, the Company had commission's receivable (recorded in accounts receivable) from the clearing house of approximately $41,000 and $218,000, respectively. Other receivables are due from certain financial institutions for whom the Company provides advisory services. The management of the Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded. If the accounts receivable becomes uncollectible, write-offs will be charged to operations when that determination is made.

Securities Held in Inventory - The Company purchases and holds certain municipal bonds and certain preferred stock that it deems saleable, and records the purchase cost. The Company carries these investments at fair value in accordance with FASB ASC 820. The result in differences between cost and estimated fair value (unrealized gains and losses) are included in the consolidated statements of income at the end of a reporting period. When a security is sold from inventory, a realized gain or loss is recognized. The period of time these securities are held is usually less than sixty days.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Fair Value Measurements - The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Good Faith Deposit - Periodically, the Company will commit to purchase certain municipal bonds upon issuance. As part of the commitment, the Company is often required to make a deposit to secure their buying position.

Property and Equipment - Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with the straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are listed in Note 5. Depreciation expense was $48,567 and $0 during fiscal years 2017 and 2016, respectively.

Intangible Asset - Intangible asset is comprised of an acquired company's book of business (customer related). Amortization of intangible asset is computed using the straight-line method over the estimated useful life of five years. Amortization expense for fiscal years 2017 and 2016 was $23,800 each year.

Deposit held with Clearing House - As part of the broker-dealer agreement described in the Revenue Recognition and Accounts Receivable section above, the Company is required to maintain a $100,000 cash deposit with the clearing house. The Company has complete ownership and receives interest income on the funds, but is required to maintain the deposit as security until termination of the agreement with the clearing house.

Net Capital Requirements - Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Rule"), the Company is required to maintain a minimum net capital of not less than $100,000. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1 as computed under the Rule. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2017 and 2016 are shown on page 16 of this report, as a component of supplementary information.

Income Taxes - The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. There are no deferred income taxes as of September 30, 2017 and 2016.

The Company's policy for interest and penalties on material uncertain tax positions recognized in the consolidated financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that significantly impact the consolidated financial statements or related disclosures.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Advertising Costs: Advertising costs are expensed as incurred except for advertising costs that have a contractual life. Advertising costs with a contractual life are amortized over the life of the contract. Advertising costs included in the accompanying consolidated statements of income were $19,669 and $26,717 for the years ended September 30, 2017 and 2016, respectively.

Book Value per Share: Total book value per share was approximately $3,800 and $3,709, as of September 30, 2017 and 2016, respectively.

Subsequent Events: Subsequent events of the Company have been considered through the date of the Independent Auditor's Report which represents the date the consolidated financial statements were available to be issued.

Recent Accounting Pronouncements: In November 2015, the FASB issued ASU 2015-17, *Balance Sheet Classification of Deferred Taxes*, which provides that all deferred tax assets and liabilities, along with any valuation allowance, will be classified as noncurrent. The guidance can be applied prospectively or retrospectively at the time of adoption. Early adoption is permitted. This standard was adopted for the fiscal year beginning October 1, 2017.

On May 28, 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The standards core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of the financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. This standard will be effective for the fiscal year ending September 30, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases*. This standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the fiscal year ending September 30, 2020.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the fiscal year ending September 30, 2021.

The Company is currently evaluating these ASUs and their related impact on the Company's financial statements.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The FASB's ASC contains guidance regarding the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.

Securities held in inventory are carried at fair value at September 30, 2017 and 2016. Investment income or loss (including interest, dividends, and realized gains and losses) and unrealized gains and losses related to securities held in inventory are reported as gains or losses in the consolidated statements of income.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS – (Continued)

The Company follows the fair value provisions of the ASC. These provisions define fair value as the price that would be received to sell the asset or paid to transfer the liability to a market participant. They also establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include the following categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

- Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company utilizes a clearing house for the valuation of the majority of securities held. This clearing house is an independent, third party vendor recognized to be an industry leader with access to market information who obtains or computes fair values from quoted market prices, pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models. For valuations obtained from the clearing house, the Company performs due diligence to understand how the valuation was calculated or derived, focusing on the valuation technique used and the nature of the inputs.

The following section describes the valuation methodologies used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instrument is generally classified.

Cash and Cash Equivalents

The valuation of securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds and U.S. Treasury bills.

Securities Held in Inventory

Securities valued using Level 1 inputs would include highly liquid government bonds for which quoted market prices are available. Securities using Level 2 inputs are valued using pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models utilizing observable inputs. Most fixed income securities are valued using Level 2 inputs. Level 2 includes municipal bonds, corporate senior notes and preferred securities.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS – (Continued)

Assets measured at fair value on a recurring basis are summarized below:

Assets at Fair Value as of September 30, 2017	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 401,758	$ -	$ -	$ 401,758
Securities held in inventory	-	338,570	-	338,570
Total assets at fair value	$ 401,758	$ 338,570	$ -	$ 740,328

Assets at Fair Value as of September 30, 2016	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 137,845	$ -	$ -	$ 137,845
Securities held in inventory	-	856,307	-	856,307
Total assets at fair value	$ 137,845	$ 856,307	$ -	$ 994,152

The Company had no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of or during the years ended September 30, 2017 and 2016. Additionally, there were no transfers between Levels 1 and 2 during the years ended September 30, 2017 and 2016.

NOTE 4 – SECURITIES HELD IN INVENTORY

Securities inventory at September 30, 2017 and 2016 consist of the following:

	2017	2016
Kentucky city and county municipal securities	$ 328,134	$ 850,914
State agency tax-exempt fixed income securities	5,239	-
Taxable bonds	5,197	5,393
	$ 338,570	$ 856,307

Securities held in inventory are carried at fair value. For those securities valued at more or less than purchase cost, differences are reported in the consolidated statements of income as an unrealized gain or loss.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2017 and 2016 consist of the following:

	2017	2016
Office Equipment	$ 48,170	$ 48,170
Furniture and fixtures	2,257	2,257
Leasehold improvements	34,781	34,781
	85,208	85,208
Less accumulated depreciation	(85,208)	(36,641)
Property and equipment, net	$ -	$ 48,567

NOTE 6 – NOTE PAYABLE

The Company enters into annual note agreements dated January 1, with their clearing broker (RBC Dain) to provide for borrowings on margin. The Company's total borrowing capacity is dependent upon the amount of securities and cash maintained on account with RBC Dain but is not to exceed 85% of the value of these amounts (approximately $600,000 as of September 30, 2017). The following were the total amounts outstanding on margin as of September 30:

	2017	2016
Borrowings on brokerage margin account at RBC Dain. The interest rate is 2.66% at September 30, 2017	$ 215,963	$ -
Borrowings on brokerage margin account at RBC Dain. The interest rate is 1.90% at September 30, 2016	-	741,955
Total	$ 215,963	$ 741,955

Interest on the above notes varies based on certain market indices. The notes are secured by securities held in inventory and cash on deposit. Interest expense for the years ended September 30, 2017 and 2016 totaled $15,183 and $8,071, respectively.

NOTE 7 – INCOME TAXES

The provision for income taxes at September 30, 2017 and 2016 consists of the following:

	2017	2016
Current Provision		
Federal	$ 27,245	$ 28,177
State and local	995	10,761
Total Current Provision	28,240	38,938
Deferred Expense	-	-
Total Expense	$ 28,240	$ 38,938
Tax expense at expected statutory rates	$ 35,584	$ 50,454
Tax exempt interest	(13,534)	(11,243)
Nondeductible expenses	5,206	5,165
Other	984	(5,438)
	$ 28,240	$ 38,938

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Operating Leases - During 2015, the Company amended its lease agreement under the non-cancellable operating lease to extend the lease term of two office spaces to 2020. Under the amended lease the Company obtained additional office space within the premises. The Company recognizes rent expense on a straight-line basis over the life of the lease. Rent expense under these leases was $198,321 and $194,932 for 2017 and 2016, respectively. Future minimum payments under these leases are as follows:

Year ending June 30,		
2018	$	84,738
2019		85,782
2020		72,210
2021		-
2022		-
Thereafter		-
	$	242,730

In the ordinary course of business, the Company is subject to various pending and possible legal actions. Management believes the results of these legal actions, if any, will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 9 – RISKS AND CONCENTRATIONS

A significant portion of the Company's business is for customers in Kentucky. Accordingly, the occurrence of any adverse economic conditions, including the municipal bond markets, or an adverse regulatory climate in the state could have a material adverse effect on the Company's business.

The Company maintains its cash at various financial institutions. The balance at times may exceed federally insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the consolidated statements of income.

NOTE 10 – RETIREMENT PLAN

During 2015, the Company introduced a 401(k) plan for its employees meeting certain eligibility requirements. Previously, the Company offered a Simple IRA Plan. Employee contributions are through payroll deductions. Under the 401(k) plan, the Company matches employee contributions up to 4% of the employee's salary. Contributions by employees and employer are limited to amounts permitted by current tax laws. Total expenses incurred by the Company for the years ended September 30, 2017 and 2016 were $111,892 and $110,938, respectively.

Supplementary Information

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Schedule I - Comparative Computation of Net Capital under 15c3-1 of the Securities and Exchange Commission
September 30, 2017 and 2016

	2017	2016
Net Stockholders' Equity ("Net Capital")	$ 604,344	$ 578,565
Deductions and/or Charges		
Non allowable assets		
Accounts receivable	-	-
Other receivables	100	100
Intangible asset	47,600	71,400
Property and equipment, net	-	48,567
Total Deductions	47,700	120,067
Net Capital before Percentage Reductions	556,644	458,498
Pursuant to rule 15c3-1		
Reduction of securities held in inventory	(19,108)	(42,435)
Net Capital	537,536	416,063
Aggregate Indebtedness		
Accounts payable, accrued liabilities, taxes payable	112,945	114,554
Computation of Basic Net Capital Requirement		
Minimum net capital required	100,000	100,000
Excess Net Capital	$ 437,536	$ 316,063
Ratio of Aggregate Indebtedness to Net Capital	.21 to 1	.28 to 1
Reconciliation with Company Calculation		
Net capital as reported in FOCUS report	$ 537,536	$ 416,063
Haircut calculation difference	-	-
Audit adjustments to account balances	-	-
Net Capital	$ 537,536	$ 416,063

The Company claimed an exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i) and (ii) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, or Schedule III- Information Related to Possession or Control Requirements Under SEC Rule 15c3-3.

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers' funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are customarily made and kept by a clearing broker or dealer).

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Kentucky Securities Corporation

We have reviewed management's statements, included in the accompanying First Kentucky Securities Corporation and Subsidiary Exemption Report, in which (1) First Kentucky Securities Corporation and subsidiary ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Kentucky Securities Corporation and subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
November 29, 2017

FIRST KENTUCKY SECURITIES CORPORATION
Investing in Kentucky's Success for 40 Years
4360 BROWNSBORO ROAD SUITE 115 LOUISVILLE, KENTUCKY 40207
(502) 893.7288 / (877) 890.7288 (502) 893.1626

First Kentucky Securities Corporation and Subsidiary
Exemption Report

First Kentucky Securities Corporation and Subsidiary
4360 Brownsboro Road, Suite 115
Louisville, Kentucky 40207

SEC File No.: 8-22224
CRD No.: 7524

Fiscal Year Ended September 30, 2017

First Kentucky Securities Corporation and Subsidiary (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i) and (2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Ryan P. O'Connor, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: CFO

First Kentucky Securities Corporation and Subsidiary

Agreed-Upon Procedures Report

September 30, 2017

First Kentucky Securities Corporation and Subsidiary

TABLE OF CONTENTS

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

To the Board of Directors of
First Kentucky Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the Securities Investor Protection Corporation (SIPC) Series 600 Rules, and related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by First Kentucky Securities Corporation and the Securities Investor Protection Corporation with respect to the accompanying General Assessment Reconciliation (Form SIPC-7B) of First Kentucky Securities Corporation for the year ended September 30, 2017, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7B. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2017, with the Total Revenue amount reported in Form SIPC-7B for the year ended September 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7B. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
November 29, 2017

Kentucky
Indiana
Ohio

Mountjoy Chilton Medley LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

SIPC-7B

(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B

(34-REV 6/17)

For the fiscal year ended 9/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22224 FINRA SEP
FIRST KENTUCKY SECURITIES
4360 BROWNSBORO RD STE 115
LOUISVILLE KY 40207-1642

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ryan P. O'Connor
(502) 238-7743

2. A. General Assessment (item 2f from page 2) $ 5734.58

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable **(exclude interest)** (4074.67)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1659.91

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1659.91

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $ 1659.91

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Subsidiary: First Credit Advisors CRD # 164886

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Kentucky Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 25 day of October, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: